SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December 19, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

APIMEC

PRESENTATION

Financial and Investor Relations
Executive Board

December/ 2005

CAPEX

SABESP

INVESTMENTS REALIZED - between 1995 and 2005
R$ million current

Note: this includes deferred investments, excludes Osasco (1999 – R$ 231 million) and São Bernardo do Campo (2003 – R$ 415 million) . Source: Reported – Balance Sheets - FC and 2005 - Budget

CAPEX

SABESP

INVESTMENTS REALIZED – between 1995 and 2005
R$ million constant - IGP-DI at Sep/05 prices (except 2005)

Note: this includes deferred investments, excludes Osasco (1999) and São Bernardo do Campo (2003). Source: Reported – Balance Sheets - FC and 2005 - Budget

CAPEX

Investments – status on 9/30/05

R$ x Million

CAPEX

Expenditures reduction originally estimated for 2005:

• Bidding processes – lawsuits:
• JBIC
• Tietê Project:
• Barueri ETE (Sewage Treatment Station)
• Pomar Pumping Station(also environmental)
• CEF – 2003:
• RMSP (Metropolitan Region of São Paulo), Caraguatatuba, Guarujá, Taubaté, São José dos Campos, etc.
• Domain:
• CEF – 2003
• Campos do Jordão (sewage)
• Environmental:
• CEF – 2003
• Ubatuba (water)

CAPEX

CAPEX potential and process building

Process Building:
•approval of CAPEX-2005 in Dec/04
•preparation of CAPEX-2006 in Dec/05 – focused on continuity, execution and results
•implementation/use of PMI methodology related to enterprise management
•;preparation of CAPEX-2006 to 2010 and presentation to the Board of Directors

CAPEX

100 %
0 %
HALTED
0.4%
TO BID
23.0%
UNDER BIDDING PROCESS 25.9%
TO START
0.8%
UNDER EXECUTION
49.9%
ORIGINAL
HALTED
0.8%
TO BID 8.1%
UNDER BIDDING PROCESS
5.3%
TO START
1.1%
UNDER EXECUTION
75.3%
CONCLUDED
9.4%
Until September 30, 2005

- To bid and under bidding process- from 49% to 13.4%

DEBT MANAGEMENT

DEBT MANAGEMENT

Foreign currency reduced exposure

DEBT MANAGEMENT

Source: FFT debt balance status – 9/30/2005

DEBT MANAGEMENT

DEBT MANAGEMENT

DEBT MANAGEMENT

DEBT MANAGEMENT

DEBT MANAGEMENT

Adjustment of financing sources to the characteristics of industry and use of funds

a)	Priorize the utilization of financing sources;

b)	The utilization of financings for projects with lower profitability and higher return term;

c)	Use the funds arising from capital markets preferably in debt refinancing operations.

DEBT MANAGEMENT

Indebtedness development % - Loans and financings - between 1998 and 2009

Source: Balance Sheets Published 1998 - 2004 and Estimated 2005 - 2009

DEBT MANAGEMENT

Diversification of financing sources

a)	The building of an innovative receivables operation in the Brazilian sanitation industry shows another alternative of accessing domestic capital markets;

b)	Other financing alternatives are under development, such as Leasing of Assets and PPPs (public-private partnership).

THE END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: December 19, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.